WAL★MART
MEXICO

FILE N°
82-4609

03 DEC 17 AM 7:21

December 15, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Fina
Securities and Exchange Commiss
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

03045236

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for November 2003 of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Sincerely,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

dw 12/18

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART MEXICO

03 DEC 17 AM 7:21

EMPRESA SOCIALMENTE RESPONSABLE DESDE 2001

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS NOVEMBER 2003 SALES

Mexico City, December 9, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of November 2003, sales were $10,658 million pesos. This figure represents a 14.8% increase over sales reported the same month last year, and a 10.4% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 8.3%, and of 4.2% in real terms compared to the same month of 2002.

Real Growth

	November		January – November	
	2003	2002	2003	2002
Total sales growth (%)	10.4	14.2	9.8	14.5
Comparable sales growth (%)	4.2	5.6	4.0	4.7

Considering the four-week period from November 1 to 28, 2003 that compares with the four-week period ending November 29, 2002, as well as the forty-seven-week period from January 4 to November 28, 2003 and that compares with the forty-seven-week period that ended November 29, 2002, sales growth was as follows:

Real Growth

	4 weeks		47 weeks	
	2003	2002	2003	2002
Total sales growth (%)	7.6	12.5	9.5	14.3
Comparable sales growth (%)	1.7	4.2	3.8	4.5

Openings during the month of November:

1 Bodega in San Luis Potosi, SLP
1 Bodega in Toluca, Estado de Mexico
1 Bodega in Morelia, Michoacan
1 Wal-Mart Supercenter in Toluca, Estado de Mexico
1 Wal-Mart Supercenter in Mexico City
1 Superama in Queretaro, Queretaro
1 Suburbia in Leon, Guanajuato
1 Restaurant in Cuernavaca, Morelos

During December we will open 1 Sam's Club, 3 Bodegas, 2 Wal-Mart Supercenters and 1 restaurant, so we will end the calendar year with 45 openings.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 633 units, broken down as follows:

52 Sam's Clubs
137 Bodegas
81 Wal-Mart Supercenters
44 Superamas
52 Suburbias
267 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 25, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,754,000	541,966,921
25/11/2003	00063	BUY	5,000	29.00	145,000	ACCIV	SOCIAL		6,759,000	541,961,921
25/11/2003	00064	BUY	111,900	29.10	3,256,290	ACCIV	SOCIAL		6,870,900	541,850,021
25/11/2003	00065	BUY	50,000	29.15	1,457,500	ACCIV	SOCIAL		6,920,900	541,800,021
25/11/2003	00066	BUY	16,600	29.16	484,056	ACCIV	SOCIAL		6,937,500	541,783,421
25/11/2003	00067	BUY	153,800	29.20	4,490,960	ACCIV	SOCIAL		7,091,300	541,629,621
25/11/2003	00068	BUY	19,400	29.21	566,674	ACCIV	SOCIAL		7,110,700	541,610,221
25/11/2003	00069	BUY	20,600	29.22	601,932	ACCIV	SOCIAL		7,131,300	541,589,621
25/11/2003	00070	BUY	45,000	29.24	1,315,800	ACCIV	SOCIAL		7,176,300	541,544,621
25/11/2003	00071	BUY	27,600	29.30	808,680	ACCIV	SOCIAL		7,203,900	541,517,021
								As of current report	7,203,900	541,517,021

Shareholders' equity amount	0
Capital stock amount	13,126,892

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,055,902,191	3,042,775,299

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 24, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,254,000	542,466,921
24/11/2003	00061	BUY	475,000	29.80	14,155,000	ACCIV	SOCIAL		6,729,000	541,991,921
24/11/2003	00062	BUY	25,000	29.81	745,250	ACCIV	SOCIAL		6,754,000	541,966,921
								As of current report	6,754,000	541,966,921

Shareholders' equity amount	0
Capital stock amount	14,900,250

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,070,802,441	3,055,902,191

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: NOVEMBER 04, 2003

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	5,418,500	543,302,421
04/11/2003	00059	BUY	100,000	29.32	2,932,000	ACCIV	SOCIAL		5,518,500	543,202,421
04/11/2003	00060	BUY	735,500	29.40	21,623,700	ACCIV	SOCIAL		6,254,000	542,466,921
								As of current report	6,254,000	542,466,921

Shareholders' equity amount	0
Capital stock amount	24,555,700

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	0	3,909,124,724
								As of current report	0	3,909,124,724

Shareholders' equity amount	0
Capital stock amount	0

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,095,358,141	3,070,802,441

Issuer's Comments